UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Jamieson Reigle has been appointed to the Manchester United plc Board of Directors. He has also been promoted to Commercial Director, reporting to Richard Arnold, and will have responsibility for managing the commercial strategy team, sponsorship sales and the relationship marketing teams globally.

Since 2012, Jamie has served as the Company’s Managing Director, Asia Pacific responsible for the management and growth of the Company’s businesses in the Asia Pacific region. Jamie joined Manchester United in 2007 and previously served as Director of Corporate Development with responsibility for the Company’s capital structure, investor relations and growth strategy. Prior to Manchester United Limited, Jamie worked in private equity with The Carlyle Group and in investment banking with J.P. Morgan. He received a Bachelor of Arts degree in Economics from Dartmouth College and a Master of Business Administration from Stanford University’s Graduate School of Business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2015

MANCHESTER UNITED PLC

By:	/s/ Edward Woodward
Name:	Edward Woodward
Title:	Executive Vice Chairman